Simpkins E-Bikes, Inc.		
Inception Date Balance Sheet		
as of April 1, 2019		
"UNAUDITED"		
<u>ASSETS</u>		

Current Assets		
Cash in the bank	$	150.00
Accounts Receivable	$	-
Inventory	$	-
Prepaid Expenses	$	-
Other Current Assets	$	-
Total Current Assets	**$150**	
Fixed Assets		
Machinery & Equipment	$	-
Furniture and Fixtures	$	-
Building & Land	$	-
Other Fixed Assets	$	-
Total Fixed Assets	**$0**	
Intangible Assets		
Patents	$	-
Copyrights	$	200.00
Trademarks	$	-
Other Intangible Assets	$	-
Intangible Assets:		
Two years and three months of engineering design and development of:		
Design and Develop Six different models of Electric Bicycles	**$132,000**	
Development of Web Site	**$20,000**	
Research and Development of Business Plan	**$7,000**	
Development of Pro Forma Income Statement and Cash Flow Analysis	**$5,000**	
Development of Logo and Company Image	**$6,000**	
Total Intangible Assets	$170,000	
Total Assets	**$170,350**	

LIABLITIES & OWNERS EQUITY		
Current Liabilities		
Accounts Payable	$	-
Income Taxes Payable	$	-
Salaries Payable	$	-
Notes Payable	$	-
Interest Payable	$	-
Current Portion of Long Term Debt	$	-
Other Current Liabilities	$	-
Total Current Liabilities	**$0**	
Long Term Liabilities		
Long-term Loans	$	-
Notes Payable to Stockholders	$	170,350.00
Capital Leases	$	-
Other Long Term Liabilities	$	-
Total Long Term Liabilities	**$170,350**	
Owners' Equity/Net Worth		
Invested Capital	$	-
Retained Earnings	$	-
Total Owners' Equity/Net Worth	**$0**	
Total Liabilities and Equity/Net Worth	**$170,350**	

Financial Statement Certification

*Aggregate Offering Amount of $107,000 or less

I, Kent Simpkins certify that the financial statements of Simpkins E-Bikes, Inc. included in this Form C offering are true and complete in all material respects.

Simpkins E-Bikes, Inc. was not in existence for the previous tax years and does not have income tax returns for any previous years.

I acknowledge that intentional misstatements or omissions of facts constitute federal criminal violations.

Signature

President & CEO

April 2, 2019

Aggregate offering amount means the total amounts offered and sold by the issuer, all entities controlled by or under common control with the issuer, and all predecessors of the issuer in reliance on Reg CF within the preceding 12-month period plus the current maximum offering amount.